Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 27, 2016 AT 3:00 P.M.

FINAL SUMMARY OF VOTING RESULTS

Pursuant to Articles 21, sub-item XIII, and 30, subitem XXXV, of CVM Instruction 480/2009, as amended, a summary of voting results is shown below with respect to the Annual and Extraordinary General Meeting held on April 27, 2016 of Itaú Unibanco Holding S.A., a Publicly Listed Company with registered offices in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902:

	Description	Vote	Number of Shares	% of the total of votes
I - in the Annual General Meeting
1	To take cognizance of the Management and Independent Auditors' Reports, the Opinion of the Fiscal Council and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the year ending December 31, 2015.	Approve	2,755,252,104	99.9999995%
		Reject	13	0.0000005%
		Abstain	-	-
2	To decide the allocation of the net income for the fiscal year.	Approve	2,755,252,104	99.9999995%
		Reject	13	0.0000005%
		Abstain	-	-
3	To establish the number of members making up the Board of Directors and to elect the members of the Board of Directors and the Fiscal Council for the next annual term of office.
	Board of Directors
	Alfredo Egydio Arruda Villela Filho	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Alfredo Egydio Setubal	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Candido Botelho Bracher	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Demosthenes Madureira de Pinho Neto	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Fábio Colletti Barbosa (Independent Director)	Approve	2,754,855,662	99.9856109%
		Reject	396.455	0.0143891%
		Abstain	-	-
	Gustavo Jorge Laboissiére Loyola (Independent Director)	Approve	2,754,855,662	99.9856109%
		Reject	396.455	0.0143891%
		Abstain	-	-
	José Galló (Independent Director)	Approve	2,754,855,662	99.9856109%
		Reject	396.455	0.0143891%
		Abstain	-	-
	Nildemar Secches (Independent Director)	Approve	2,754,855,662	99.9856109%
		Reject	396.455	0.0143891%
		Abstain	-	-
	Pedro Luiz Bodin de Moraes (Independent Director)	Approve	2,754,855,662	99.9856109%
		Reject	396.455	0.0143891%
		Abstain	-	-
	Pedro Moreira Salles	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Ricardo Villela Marino	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Roberto Egydio Setubal	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%

SUMMARIZED RESULTS OF VOTING FOR THE A/EGM OF MAY 27, 2016 AT 3:0 P.M. OF ITAÚ UNIBANCO HOLDING S.A.	fls.2

Item	Description	Vote	Number of Shares	% of the total votes
	Fiscal Council
	Alkimar Ribeiro Moura - Effective Member	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Iran Siqueira Lima - Effective Member	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	João Costa - Alternate Member	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	José Caruso Cruz Henriques - Alternate Member	Approve	2,754,855,662	99.9856109%
		Reject	396.450	0.0143889%
		Abstain	5	0.0000002%
	Carlos Roberto de Albuquerque Sá - Effective Member (nominated by the shareholder, Caixa de Previdência dos Funcionário do Banco do Brasil - PREVI) - separate voting by minority shareholders, holders of preferred shares	Approve	722,551,790	97.0944018%
		Reject	8,021,535	1.0779105%
		Abstain	13,601,186	1.8276877%
	Eduardo Azevedo do Valle - Alternate Member (nominated by the shareholder, Caixa de Previdência dos Funcionário do Banco do Brasil - PREVI) - separate voting by minority shareholders, holders of preferred shares	Approve	722,551,790	97.0944018%
		Reject	8,021,535	1.0779105%
		Abstain	13,601,186	1.8276877%
4	To decide on the amount to be allocated for the compensation of the members of the Board of Officers and the Board of Directors as well as the compensation of the members of the Fiscal Council.	Approve	2,755,229,536	99.9991804%
		Reject	22.581	0.0008196%
		Abstain	-	-
II - in the Extraordinary General Meeting
1	To cancel 100,000,000 preferred book entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock	Approve	2,755,252,104	99.9999995%
		Reject	13	0.0000005%
		Abstain	-	-
2	To amend the Corporate Bylaws, with the purpose of: a) in Article 3, to record the number of shares in which the subscribed and paid-in capital stock is divided in the light of the cancellation of shares described in item “1” in the preceding item; b) in Artcle 6, 6.7, XII, to update the reference to a normative of the CVM; c) in Article 7, to include new sub-items permitting the reappointment of up to 1/3 (one third) of the members of the Audit Committee irrespective of the minimum interval of 3 (three) years from the end of the previous term of office, pursuant to CMN Resolution 4.329/14.	Approve	2,754,855,667	100.0000000%
		Reject	-	-
		Abstain	-	-
3	To consolidate the Corporate Bylaws, with the amendments mentioned in the preceding item “2”.	Approve	2,755,252,117	100.0000000%
		Reject	-	-
		Abstain	-	-

São Paulo-SP, April 27, 2016.

MARCELO KOPEL
Investor Relations Officer